U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number: 001-12776

NOTIFICATION OF LATE FILING

(Check One):	❑ Form 10-K and Form 10-KSB	❑ Form 20-F	❑ Form 11-K
	☒ Form 10-Q and Form 10-QSB	❑ Form N-SAR

For Period Ended:  April 30, 2006

❑  Transition Report on Form 10-K
❑  Transition Report on Form 20-F
❑  Transition Report on Form 11-K
❑  Transition Report on Form 10-Q
❑  Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Refac Optical Group
Full Name of Registrant

Former name if applicable

One Bridge Plaza

Address of principal executive office (Street and number)

Fort Lee, New Jersey, 07024

City, State and Zip Code

PART II
RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed period. (Attach extra sheets if needed.)

On March 6, 2006, the Registrant completed acquisitions of U.S. Vision, Inc. (“U.S. Vision”) and OptiCare Health Systems, Inc. (“OptiCare”). Prior to the completion of these transactions, the Registrant, U.S. Vision and OptiCare were all controlled by Palisade Concentrated Equity Partnership, L.P. (“Palisade”), which owned approximately 91%, 88% and 84% (on a fully diluted basis), of the Registrant, U.S. Vision and OptiCare, respectively. Since Palisade had a controlling interest in each entity, the acquisitions are deemed to be a combination of entities under common control and have to be accounted for in a manner similar to a pooling of interests, which requires that the historical financial statements be restated retrospectively. On May 10, 2006, the Registrant’s Board of Directors approved a change in the Registrant’s fiscal year-end from December 31 to January 31. Prior to the change in the fiscal year end, the Registrant and OptiCare had a fiscal year that ended on December 31 while U.S. Vision’s fiscal year ended on January 31. Accordingly, the quarterly periods for the fiscal year ending January 31, 2006 must reflect the combination of the prior fiscal year quarterly periods of the Registrant, OptiCare and U.S. Vision. On May 10, 2006, the Registrant also reported a change in its independent registered public accounting firm. During 2005, the Registrant, OptiCare and U.S. Vision each had a different independent registered public accounting firm.

As a result of the foregoing, the Registrant is unable to complete the required financial statements for this period in a timely manner without unreasonable effort and expense, but expects to file the required report within the allocated extension.

PART IV
OTHER INFORMATION

(1)    Name and telephone number of person to contact in regard to this notification

Raymond A. Cardonne, Jr.	(201)	585-0600
Senior Vice President and Chief Financial Officer	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the receding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).            ☒  Yes        ❑  No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?            ☒Yes        ❑  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Due to the events described in Part III above, the financial statements of the Registrant to be reported in the Report will be significantly different from the financial statements of the Registrant contained in the Registrant’s Report on Form 10-Q for the fiscal quarter ended March 31, 2005, and in the Registrant’s Report on Form 10-K for the year ended December 31, 2005, which reflected its operations prior to the acquisitions of OptiCare and U.S. Vision and were reported on the basis of a December 31 fiscal year end.

On a restated combined basis, the Registrant expects to report net income for the three months ended April 30, 2006 of $1.5 million, or $0.09 per diluted share, compared with $3.3 million, or $0.20 per diluted share, for the prior year period. The Registrant further expects to report that total revenues for the three months ended April 30, 2006, increased to $47.9 million from $46.8 million for the prior year despite a $1.7 million decline in managed vision sales from Cole Managed Vision programs in the current period. The decline in net income primarily results from the absence in the first fiscal quarter of 2006 of non-recurring intellectual property licensing-related income and health services contract settlements received in the first fiscal quarter of 2005.

The Registrant’s balance sheets at April 30, 2006 and January 31, 2006 will reflect, on a consolidated basis, the post acquisition company including the pooling accounting of the transactions whereas the balance sheet contained in the Registrant’s Form 10-Q for the quarter ended March 31, 2005 reflected the Registrant as a standalone entity before the OptiCare and U.S. Vision acquisitions.

Refac Optical Group

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 14, 2006	By: /s/ Raymond A. Cardonne, Jr.
Senior Vice President and Chief Financial Officer